--------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                   FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                          COMMISSION FILE NO. 1-7410

                     MELLON 401(k) RETIREMENT SAVINGS PLAN

                            One Mellon Bank Center
                               500 Grant Street
                           Pittsburgh, PA 15258-0001

              (Full time of the Plan and the address of the Plan)

                            MELLON BANK CORPORATION
                            One Mellon Bank Center
                               500 Grant Street
                           Pittsburgh, PA 15258-0001



                       (Name of issuer of the securities
                      held pursuant to the Plan and the
                  address of its principal executive office)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                      Financial Statements and Schedules

                          December 31, 1998 and 1997

                  (With Independent Auditors' Report Thereon)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN



                               Table of Contents

                                                                               Page
Independent Auditors' Report                                                   1

Financial Statements:
     Statements of Net Assets Available for Plan Benefits                      2
     Statements of Changes in Net Assets Available for Plan Benefits           3
     Notes to Financial Statements                                             4

Schedules

1    Item 27(a) - Assets Held for Investment Purposes (at the end
     of the plan year)                                                        18
2    Item 27(d) - Reportable Transactions - Series Transactions               19

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

[Logo of
   KPMG ]

One Mellon Bank Center                                  Telephone 412 391 9710
Pittsburgh, PA 15219                                    Fax 412 391 8963




                         Independent Auditors' Report


Corporate Benefits Committee
Mellon Bank Corporation:


We have audited the accompanying statements of net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform and audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules included as Schedules 1 and 2 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 11, 1999


[Logo] KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMB International, a Swiss association.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 1998 and 1997

                         Assets                                                    1998                   1997
                                                                            --------------------   ------------------
Noninterest-bearing cash                                                    $              --                90,107
Investments, at fair value (notes 3 and 6):
    Collective trust funds                                                           6,343,826            8,838,915
    Registered investment companies                                                556,192,223          432,410,685
    Mellon Bank Corporation common stock                                           442,205,569          405,201,071
    Loans to participants                                                           23,770,795           20,080,747
                                                                            --------------------   ------------------
                   Total investments                                             1,028,512,413          866,531,418
Contributions receivable:
    Employer contributions made pursuant to employee
       salary reduction agreements                                                   1,460,485            1,540,227
Pending investment sales and other receivables                                       4,086,850            3,536,318
                                                                            --------------------   ------------------
                   Total assets                                                  1,034,059,748          871,698,070

                         Liabilities

Pending investment purchases and other payables                                      1,245,507            1,897,211
                                                                            --------------------   ------------------
                   Net assets available for plan benefits (note 7)          $    1,032,814,241          869,800,859
                                                                            ====================   ==================

See accompanying notes to financial statements.

                                 MELLON 401(K)
                            RETIREMENT SAVINGS PLAN
        Statements of Changes in Net Assets Available for Plan Benefits
                    Years Ended December 31, 1998 and 1997

                                                                                    1998                  1997
                                                                            ---------------------  -------------------
Contributions:
    Employer matching contributions                                         $       12,085,881           11,491,255
    Employer contributions made pursuant to employee
       salary reduction agreements                                                  37,622,774           34,791,524
    Rollover contributions                                                           3,917,072            5,862,668
                                                                            ---------------------  -------------------
                   Total contributions                                              53,625,727           52,145,447

Investment income:
    Dividends from Mellon Bank Corporation common stock                              9,011,274            9,772,505
    Net realized gain and unrealized appreciation on
       Mellon Bank Corporation common stock                                         51,944,704          155,690,813
    Collective trust funds income                                                      347,403              276,628
    Registered investment companies income                                          12,817,075           11,352,535
    Net realized gain and unrealized appreciation on
       registered investment companies                                              71,334,626           64,306,114
    Interest income on loans to participants                                         1,829,200            1,540,595
                                                                            ---------------------  -------------------
                   Total investment income                                         147,284,282          242,939,190
Participants' withdrawals                                                          (71,652,422)         (71,053,013)
                                                                            ---------------------  -------------------
                   Net increase                                                    129,257,587          224,031,624

Net transfers to the Plan (note 8)                                                  33,755,795                   --

Net assets available for plan benefits (note 7):
    Beginning of year                                                              869,800,859          645,769,235
                                                                            ---------------------  -------------------
    End of year                                                             $    1,032,814,241          869,800,859
                                                                            =====================  ===================

See accompanying notes to financial statements.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


(1)    Description of the Plan

       The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of Mellon Bank Corporation (the Corporation) who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

              The Plan is administered by the Corporate Benefits Committee (the Committee), whose members consist of the heads of the Human Resources, Legal and Finance Departments of the Corporation and one member who is appointed by the Chief Executive Officer of the Corporation. The Committee is the Named Fiduciary and the Plan Administrator. Administrative costs arising under the Plan, other than fees charged by the mutual funds, are paid by the Corporation. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, whose members consist of the Chief Financial Officer of the Corporation and five other members appointed by the Chief Executive Officer of the Corporation, has been assigned certain fiduciary duties with respect to Plan investments. Mellon Bank, N.A. is the Trustee.

              Participants in the Plan have the option of investing their contributions through salary deferrals to one or more of the following mutual funds (note 3): Dreyfus Institutional Prime Money Market Fund, Dreyfus Bond Market Index Fund, Dreyfus S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Small Company Stock Fund, Warburg-Pincus International Equity Fund, Dreyfus LifeTime Portfolios, Inc. - Income Portfolio, Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio and Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio; or the Dreyfus-Certus Stable Value Fund, which is a collective trust fund.

              The Loan Fund is comprised of loans to participants. The Employer Stock Fund is maintained for investment of employer matching contributions and employer discretionary contributions, if any.

              Participant account balances include salary reduction, employer matching and employer discretionary contributions. In the event the Plan is terminated, such account balances shall be distributed to the participants.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


       (b)    Contributions

              An eligible employee of the Corporation may become a participant in the Plan following completion of one year of service. Employees hired prior to February 1, 1995, were eligible to participate in the Plan on the date of employment.

              Salary reduction contributions may be made at a rate of one to sixteen percent of the employee's base compensation, less other pre-tax benefits, but may not exceed the annual dollar limit prescribed by the tax laws ($10,000 in 1998 and $9,500 in 1997). Employees may change the rate of contribution or discontinue contributions at any time.

              Participants may rollover amounts representing distributions from other qualified retirement plans.

              Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) sections 401(k) and 401(m). In addition, special rules imposed by IRC section 415 limit the amount of contributions that may be allocated to the accounts of each participant.

              Semimonthly, the Corporation makes a matching contribution to the Plan in an amount equal to fifty percent of the first 6% of each participant's salary reduction contribution, provided that the matching contribution shall not exceed $3,000 per year for any individual participant. The Corporation's matching contributions are made in the Corporation's common stock based upon fair market value.

              The Corporation is permitted to make discretionary contributions, as determined and authorized by the Board of Directors. Discretionary contributions would be allocated to each eligible participant's accounts and invested in the Employer Stock Fund. There were no discretionary contributions during the years ended December 31, 1998 and 1997.

       (c)    Vesting

              Participants are fully vested in Mellon matching contributions upon entering the Plan. Balances of participants who were in the former Dreyfus Profit-Sharing Plan as of September 1, 1996, were merged into the 401(k) Retirement Savings Plan. Those participant balances are subject to the vesting schedule in the former Dreyfus Profit-Sharing Plan. Under that schedule, participants will be fully vested after completing five years of service. While former Dreyfus Profit-Sharing Plan participants may not be vested in their balances under that plan, they are fully and immediately vested in Mellon matching contributions attributable to 401(k) deferrals.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


       (d)    Forfeitures

              Forfeitures are applicable only to the former Dreyfus Profit-Sharing Plan participants who have not completed 5 years of service prior to their termination of employment. If the participant is not fully vested at the employment termination date, the non-vested benefit is forfeited. At December 31, 1998, forfeited nonvested accounts that were unallocated to participants totaled $69,264 ($449,106 in 1997). These accounts will be used to reduce future employer contributions. Also, in 1998, employer contributions were reduced by $713,000 ($2,098,952 in 1997) from forfeited nonvested accounts.

       (e)    Distributions

              Upon termination of employment, participants may elect to receive a distribution of their vested account balances. Payment must begin not later than the year in which the participant attains age seventy and one-half. The Plan also permits distributions in the event of the participant's permanent disability.

       (f)    Loans to Participants

              Loans are made available to all requesting participants in amounts up to the lesser of (a) $50,000, (b) one-half of the participant's account balance or (c) the value of the participant's account balance less the current value of their Employer Stock Fund. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant's salary reduction contributions are invested. The loan interest rate is one percentage point above the prime rate published in the Wall Street Journal on the first business day of each month.


(2)    Summary of Significant Accounting Policies

       (a)    Basis of Financial Statements

              The accompanying financial statements have been prepared on the accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits (note 7). The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


       (b)    Investments

              Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

              Purchases and sales of securities are reflected on a trade-date accounting basis.

              In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

              Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.


(3)    Investment Programs

       Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan's assets. The funds listed below were the investment options for salary reduction contributions as of December 31, 1998. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

       Registered investment companies:

          (a)   Dreyfus Institutional Prime Money Market Fund

                The objective of this fund is to invest in high-grade, short-term obligations paying a fixed rate of return and commonly referred to as money market securities.

          (b)   Dreyfus Bond Market Index Fund

                The objective of this fund is to match the performance of the Lehman Brothers Government/Corporate Bond Index by investing 80% of the Fund's assets in U.S. government obligations and fixed-rate investment grade securities that are included in that benchmark index. The remaining 20% can be invested in government securities and corporate securities.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


          (c)   Dreyfus S&P 500 Stock Index Fund

                The objective of this fund is to match the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500), which is a leading measure of the value of the nation's largest corporations. The fund invests in all 500 stocks in the S&P 500 in proportion to their weighting in the Index.

          (d)   Dreyfus Disciplined Stock Fund

                The objective of this fund is to outperform the S&P 500 on a consistent basis by investing primarily in equity securities. The fund typically invests at least 65% of its assets in equity securities and no more than 20% of its assets in money market securities.

          (e)   Dreyfus Premier Small Company Stock Fund

                The objective of this fund is to consistently outperform the Russell 2500 Stock Index, while maintaining a similar level of risk. This fund primarily invests in small capitalization stocks that generally range from $100 million to $1.5 billion in market capitalization.

          (f)   Warburg-Pincus International Equity Fund

                The objective of this fund is to create long-term capital appreciation by investing in international equity securities. The fund is designed to take advantage of the growth potential of foreign markets.

          (g)   Dreyfus LifeTime Portfolios, Inc.

                The following three investment portfolios are provided:

                    Income Portfolio

                    The objective of this fund is to maximize income by investing in common stock, fixed-income securities and short-term money market instruments.

                    Growth and Income Portfolio

                    The objective of this fund is to seek a combination of growth and income by investing in both equity securities and fixed-income securities, with up to 15% of its assets in international securities.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997



                    Growth Portfolio

                    The objective of this fund is to create capital appreciation by investing in both equity securities and fixed-income securities, with up to 25% of its assets invested in international securities.

                Collective trust fund:

                    Dreyfus-Certus Stable Value Fund

                    The objective of this fund is to create current income and maintain stability of principal by investing in investment contracts with life insurance companies or commercial banks that meet established credit standards, debt securities backed by the U.S. government or its agencies and short-term money market instruments.

       There can be no assurance that the stated objective of any of the funds can be achieved.

       All salary reduction contributions are invested at the direction of the participant in one or more of the established funds or in any common, collective or investment company fund selected by the Benefit Investment Committee having a stated investment objective consistent with the objectives of any of the investment funds under the Plan. However, no salary reduction contributions may be invested in the Employer Stock Fund.

       Employer matching and discretionary contributions, if any, are invested in the Corporation's common stock and held in the Employer Stock Fund.

       The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. Participants may borrow from their accounts a portion of their account balance. The amount of each loan is transferred from one or more of the investment funds in the same proportion that the participant's interest in such funds bears to the participant's aggregate interest in all such investment funds.


(4)    Federal Income Taxes

       The Internal Revenue Service (IRS) issued its latest determination on February 25, 1999, which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under section 501(a) of the Code. In the opinion of the Plan Administrator, the Plan and the related trust have operated in accordance with the terms of the Plan and in conformity with the applicable provisions of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

                                 MELLON 401(K)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


(5)  Fund Information

                                                                                                     1998
                                                           -------------------------------------------------------------------------
                                                                                              FUND INFORMATION
                                                                                ----------------------------------------------------

                                                                                            PARTICIPANT DIRECTED
                                                                                ----------------------------------------------------
                                                                                                       Dreyfus-           Dreyfus
                                                                                      Loan          Certus Stable       Disciplined
                Assets                                             Total              Fund            Value Fund        Stock Fund
                                                           ------------------   ---------------    ----------------  ---------------
Investments, at fair value:
    Collective trust funds                                 $      6,343,826                --         6,343,826                 --
    Registered investment companies                             556,192,223                --                --        115,547,384
    Mellon Bank Corporation common stock                        442,205,569                --                --                 --
    Loans to participants                                        23,770,795        23,770,795                --                 --
                                                           ------------------   ---------------    ----------------  ---------------
                   Total investments                          1,028,512,413        23,770,795         6,343,826        115,547,384

Contributions receivable:
    Employer contributions made pursuant to
       employee salary reduction agreements                       1,460,485                --            20,764            351,924
Pending investment sales and other receivables                    4,086,850                --                --            275,627
Net interfund transfer receivable/payable                               --           (451,302)          733,198           (214,981)
                                                           ------------------   ---------------    ----------------  ---------------
                   Total assets                               1,034,059,748        23,319,493         7,097,788        115,959,954

                Liabilities

Pending investment purchases and other payables                   1,245,507                --                --                 --
                                                           ------------------   ---------------    ----------------  ---------------
                   Net assets available for plan benefit   $  1,032,814,241        23,319,493         7,097,788        115,959,954
                                                           ==================   ===============    ================  ===============

                                                           -------------------------------------------------------------------------

                                                           -------------------------------------------------------------------------


                                                           -------------------------------------------------------------------------
                                                                   Dreyfus        Warburg-pincus        Dreyfus
                                                                Premier Small     International      Institutional     Dreyfus
                                                                   Company           Equity           Prime Money      LifeTime
                   Assets                                        Stock Fund           Fund            Market Fund     Growth Fund
                                                           -------------------   ----------------   ---------------  --------------
Investments, at fair value:
    Collective trust funds                                 $            --                --                  --               --
    Registered investment companies                              29,759,505        14,120,235          85,096,304      18,996,913
    Mellon Bank Corporation common stock                                --                --                  --               --
    Loans to participants                                               --                --                  --               --
                                                           -------------------   ----------------   ---------------  --------------
                   Total investments                             29,759,505        14,120,235          85,096,304      18,996,913

Contributions receivable:
    Employer contributions made pursuant to
       employee salary reduction agreements                         170,041            95,237             129,193         115,789
Pending investment sales and other receivables                          --                --                  --              --
Net interfund transfer receivable/payable                            35,246            29,456           1,485,345          50,845
                                                           -------------------   ----------------   ---------------  --------------
                   Total assets                                  29,964,792        14,244,928          86,710,842      19,163,547

                   Liabilities

Pending investment purchases and other payables                     112,352            79,786             668,080         113,047
                                                           -------------------   ----------------   ---------------  --------------
                   Net assets available for plan benefit   $     29,852,440        14,165,142          86,042,762      19,050,500
                                                           ===================   ================   ===============  ==============
















                                                           -------------------   ----------------   ---------------  --------------

                                                           -------------------   ----------------   ---------------  --------------


                                                           -------------------   ----------------   ---------------  --------------
                                                                                    Dreyfus            Dreyfus
                                                               Dreyfus              LifeTime           S&P 500           Dreyfus
                                                               LifeTime            Growth and           Stock          Bond Market
                   Assets                                    Income Fund          Income Fund        INDEX FUND       INDEX FUND
                                                           -------------------   ----------------   ---------------  --------------
Investments, at fair value:
    Collective trust funds                                 $          --                     --                --              --
    Registered investment companies                            4,895,004             84,852,377       173,256,048      29,668,453
    Mellon Bank Corporation common stock                              --                     --                --              --
    Loans to participants                                             --                     --                --              --
                                                           -------------------   ----------------   ---------------  --------------
                   Total investments                           4,895,004             84,852,377       173,256,048      29,668,453
Contributions receivable:
    Employer contributions made pursuant to
       employee salary reduction agreements                       23,853                132,833           363,269          57,582
Pending investment sales and other receivables                        --                841,493               751              --
Net interfund transfer receivable/payable                        213,868                 72,534           125,056          86,266
                                                           -------------------   ----------------   ---------------  --------------
                   Total assets                                5,132,725             85,899,237       173,745,124      29,812,301

                   Liabilities

Pending investment purchases and other payables                  204,980                     --                --          67,262
                                                           -------------------   ----------------   ---------------  --------------
                   Net assets available for plan benefit   $   4,927,745             85,899,237       173,745,124      29,745,039
                                                           ===================   ================   ===============  ==============

                                                           -----------------------

                                                           -----------------------
                                                               Non-participant
                                                                  directed
                                                           -----------------------

                                                                   Employer
                   Assets                                         Stock Fund
                                                           -----------------------
Investments, at fair value:
    Collective trust funds                                                 --
    Registered investment companies                                        --
    Mellon Bank Corporation common stock                          442,205,569
    Loans to participants                                                  --
                                                           -----------------------
                   Total investments                              442,205,569

Contributions receivable:
    Employer contributions made pursuant to
       employee salary reduction agreements                                --
Pending investment sales and other receivables                      2,968,979
Net interfund transfer receivable/payable                          (2,165,531)
                                                           -----------------------
                   Total assets                                   443,009,017

                   Liabilities

Pending investment purchases and other payables                            --
                                                           -----------------------
                   Net assets available for plan benefit   $      443,009,017
                                                           =======================

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

                                                                                            1997
                                                            ------------------------------------------------------------------------
                                                                                                      Fund Information
                                                                                ----------------------------------------------------

                                                                                                     Participant Directed
                                                                                ----------------------------------------------------
                                                                                                      Dreyfus-           Dreyfus
                                                                                      Loan          Certus Stable      Disciplined
                 Assets                                             Total             Fund           Value Fund         Stock Fund
                                                            ----------------    --------------    ---------------    ---------------
Noninterest-bearing cash                                    $        90,107                --            90,077                 --
Investments, at fair value:
    Collective trust funds                                        8,838,915                --         8,838,915                 --
    Registered investment companies                             432,410,685                --                --         70,352,997
    Mellon Bank Corporation common stock                        405,201,071                --                --                 --
    Loans to participants                                        20,080,747        20,080,747                --                 --
                                                            ----------------    --------------    ---------------    ---------------
                   Total investments                            866,531,418        20,080,747         8,838,915         70,352,997

Contributions receivable:
    Employer contributions made pursuant to
       employee salary reduction agreements                       1,540,227                --            13,158            285,866
Pending investment sales and other receivables                    3,536,318           485,470                --                 --
Net interfund transfer receivable/payable                                --          (434,479)         (652,897)           540,220
                                                            ----------------    --------------    ---------------    ---------------
                   Total assets                                 871,698,070        20,131,738         8,289,253         71,179,083

                 Liabilities

Pending investment purchases and other payables                  (1,897,211)               --                --           (129,854)
                                                            ----------------    --------------    ---------------    ---------------
                   Net assets available for plan benefit    $   869,800,859        20,131,738         8,289,253         71,049,229
                                                            ================    ==============    ===============    ===============

                                                            ------------------------------------------------------------------------

                                                            ------------------------------------------------------------------------

                                                                                          Participant Directed
                                                            ------------------------------------------------------------------------
                                                                 Dreyfus        Warburg-Pincus        Dreyfus
                                                              Premier Small     International      Institutional         Dreyfus
                                                                 Company            Equity          Prime Money          LifeTime
                 Assets                                        Stock Fund            Fund           Market Fund        Growth Fund
                                                            ----------------    --------------    ---------------    ---------------
Noninterest-bearing cash                                    $           --                --                  30                --
Investments, at fair value:
    Collective trust funds                                              --                --                  --                --
    Registered investment companies                             24,627,744        11,610,446          74,761,733        14,543,874
    Mellon Bank Corporation common stock                                --                --                  --                --
    Loans to participants                                               --                --                  --                --
                                                            ----------------    --------------    ---------------    ---------------
                   Total investments                            24,627,744        11,610,446          74,761,733        14,543,874

Contributions receivable:
    Employer contributions made pursuant to
       employee salary reduction agreements                        183,187           106,092             146,404           110,769
Pending investment sales and other receivables                          --           154,614             309,217           502,075
Net interfund transfer receivable/payable                           79,329           196,313             487,226          (459,516)
                                                            ----------------    --------------    ---------------    ---------------
                   Total assets                                 24,890,260        12,067,465          75,704,610        14,697,202

                 Liabilities

Pending investment purchases and other payables                   (174,277)         (280,827)           (422,656)         (108,680)
                                                            ----------------    --------------    ---------------    ---------------
                   Net assets available for plan benefit    $   24,715,983        11,786,638          75,281,954        14,588,522
                                                            ================    ==============    ===============    ===============

















                                                            ------------------------------------------------------------------------

                                                            ------------------------------------------------------------------------


                                                            ------------------------------------------------------------------------
                                                                                    Dreyfus          Dreyfus
                                                                 Dreyfus           LifeTime          S&P 500            Dreyfus
                                                                 LifeTime         Growth and          Stock            Bond Market
                 Assets                                        Income Fund        Income Fund       Index Fund         Index Fund
                                                            ----------------    --------------    ---------------    ---------------
Noninterest-bearing cash                                    $            --                --                 --               --
Investments, at fair value:
    Collective trust funds                                               --                --                 --               --
    Registered investment companies                               2,835,997        73,141,376        138,894,722       21,641,796
    Mellon Bank Corporation common stock                                 --                --                 --               --
    Loans to participants                                                --                --                 --               --
                                                            ----------------    --------------    ---------------    ---------------
                   Total investments                              2,835,997        73,141,376        138,894,722       21,641,796

Contributions receivable:
    Employer contributions made pursuant to
       employee salary reduction agreements                          18,396           128,735            292,692           46,024
Pending investment sales and other receivables                        2,669                --             65,800           35,437
Net interfund transfer receivable/payable                            60,509           689,740            274,818          129,051
                                                            ----------------    --------------    ---------------    ---------------
                   Total assets                                   2,917,571        73,959,851        139,528,032       21,852,308

                 Liabilities

Pending investment purchases and other payables                     (61,301)         (663,460)           (55,846)            (272)
                                                            ----------------    --------------    ---------------    ---------------
                   Net assets available for plan benefit    $     2,856,270        73,296,391        139,472,186       21,852,036
                                                            ================    ==============    ===============    ===============

                                                            --------------------

                                                            --------------------
                                                              Non-participant
                                                                directed
                                                            --------------------


                                                                 Employer
                 Assets                                         Stock Fund
                                                            --------------------
Noninterest-bearing cash                                    $             --
Investments, at fair value:
    Collective trust funds                                                --
    Registered investment companies                                       --
    Mellon Bank Corporation common stock                         405,201,071
    Loans to participants                                                 --
                                                            --------------------
                   Total investments                             405,201,071

Contributions receivable:
    Employer contributions made pursuant to
       employee salary reduction agreements                          208,904
Pending investment sales and other receivables                     1,981,036
Net interfund transfer receivable/payable                           (910,314)
                                                            --------------------
                   Total assets                                  406,480,697

                 Liabilities

Pending investment purchases and other payables                          (38)
                                                            --------------------
                   Net assets available for plan benefit    $    406,480,659
                                                            ====================

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


                                                                                                   1998
                                                             --------------------------------------------------------------------
                                                                                                  Fund Information
                                                                               --------------------------------------------------

                                                                                                   Participant Directed
                                                                               --------------------------------------------------

                                                                                                     Dreyfus-         Dreyfus
                                                                                    Loan         Certus Stable      Disciplined
                                                                  Total             Fund           Value Fund        Stock Fund
                                                             ---------------   -------------    ---------------    --------------
Contributions:
    Employer matching contributions                          $    12,085,881              --                 --                --
    Employer contributions made pursuant to
       employee salary reduction agreements                       37,622,774              --            305,912         8,664,926
    Rollover contributions                                         3,917,072              --             95,213           936,663
                                                             ---------------   -------------    ---------------    --------------
                   Total contributions                            53,625,727              --            401,125         9,601,589
Investment income:
    Dividends from Mellon Bank Corporation
       common stock                                                9,011,274              --                 --                --
    Net realized gain and unrealized appreciation
       on Mellon Bank Corporation common stock                    51,944,704              --                 --                --
    Collective trust funds income                                    347,403              --            347,403                --
    Registered investment companies income                        12,817,075              --                 --           644,927
    Net realized gain (loss) and unrealized appreciation
       (depreciation) on registered investment companies          71,334,626              --                 --        22,753,813
    Interest income on loans to participants                       1,829,200       1,829,200                 --                --
                                                             ---------------   -------------    ---------------    --------------
                   Total investment income (loss)                147,284,282       1,829,200            347,403        23,398,740
Participants' withdrawals                                        (71,652,422)     (2,287,480)          (240,013)       (5,316,239)
Net interfund transfers                                                  --        2,487,775         (1,699,980)        2,310,174
                                                             ---------------   -------------    ---------------    --------------
                   Net increase (decrease)                       129,257,587       2,029,495         (1,191,465)       29,994,264
Net transfers to the Plan                                         33,755,795       1,158,260                 --        14,916,461
Net assets available for plan benefits:
    Beginning of year                                            869,800,859      20,131,738          8,289,253        71,049,229
                                                             ---------------   -------------    ---------------    --------------
    End of year                                              $ 1,032,814,241      23,319,493          7,097,788       115,959,954
                                                             ===============   =============    ===============    ==============

                                                                -----------------------------------------------------------------

                                                                -----------------------------------------------------------------


                                                                -----------------------------------------------------------------
                                                                    Dreyfus      Warburg-Pincus      Dreyfus
                                                                 Premier Small    International   Institutional        Dreyfus
                                                                    Company          Equity        Prime Money         LifeTime
                                                                   Stock Fund         Fund         Market Fund       Growth Fund
                                                                ---------------   -------------   --------------    -------------
Contributions:
    Employer matching contributions                                          --              --               --               --
    Employer contributions made pursuant to
       employee salary reduction agreements                           4,953,028       2,872,560        3,612,033        2,999,235
    Rollover contributions                                              446,436         108,437          286,585          234,655
                                                                ---------------   -------------   --------------    -------------
                   Total contributions                                5,399,464       2,980,997        3,898,618        3,233,890
Investment income:
    Dividends from Mellon Bank Corporation
       common stock                                                          --              --               --               --
    Net realized gain and unrealized appreciation
       on Mellon Bank Corporation common stock                               --              --               --               --
    Collective trust funds income                                            --              --               --               --
    Registered investment companies income                                   --              --        4,338,718          398,924
    Net realized gain (loss) and unrealized appreciation
       (depreciation) on registered investment companies             (1,530,711)        435,877               --        2,824,876
    Interest income on loans to participants                                 --              --               --               --
                                                                ---------------   -------------   --------------    -------------
                   Total investment income (loss)                    (1,530,711)        435,877        4,338,718        3,223,800
Participants' withdrawals                                            (1,929,226)     (1,088,475)     (12,918,770)        (913,398)
Net interfund transfers                                                (683,898)         50,105        4,847,431       (1,082,314)
                                                                ---------------   -------------   --------------    -------------
                   Net increase (decrease)                            1,255,629       2,378,504          165,997        4,461,978
Net transfers to the Plan                                             3,880,828              --       10,594,811               --
Net assets available for plan benefits:
    Beginning of year                                                24,715,983      11,786,638       75,281,954       14,588,522
                                                                ---------------   -------------   --------------    -------------
    End of year                                                      29,852,440      14,165,142       86,042,762       19,050,500
                                                                ===============   =============   ==============    =============

                                                                -----------------------------------------------------------

                                                                -----------------------------------------------------------

                                                                -----------------------------------------------------------
                                                                                  Dreyfus         Dreyfus
                                                                  Dreyfus        LifeTime         S&P 500         Dreyfus
                                                                  LifeTime       Growth and        Stock        Bond Market
                                                                Income Fund     Income Fund     Index Fund      Index Fund
                                                                -----------    ------------    ------------    ------------
Contributions:
    Employer matching contributions                                    --                --              --              --
    Employer contributions made pursuant to
       employee salary reduction agreements                        528,942        3,385,451       8,899,779       1,400,908
    Rollover contributions                                          73,663          415,030       1,021,228         299,162
                                                                ----------     ------------    ------------    ------------
                   Total contributions                             602,605        3,800,481       9,921,007       1,700,070
Investment income:
    Dividends from Mellon Bank Corporation
       common stock                                                     --               --              --              --
    Net realized gain and unrealized appreciation
       on Mellon Bank Corporation common stock                          --               --              --              --
    Collective trust funds income                                       --               --              --              --
    Registered investment companies income                         206,677        2,920,815       2,686,392       1,620,622
    Net realized gain (loss) and unrealized appreciation
       (depreciation) on registered investment companies           216,987       10,177,592      35,744,843         711,349
    Interest income on loans to participants                            --               --              --              --
                                                                ----------     ------------    ------------    ------------
                   Total investment income (loss)                  423,664       13,098,407      38,431,235       2,331,971
Participants' withdrawals                                         (308,097)      (3,218,773)     (8,120,751)     (2,006,796)
Net interfund transfers                                          1,353,303       (1,077,269)     (5,958,553)      2,662,323
                                                                ----------     ------------    ------------    ------------
                   Net increase (decrease)                       2,071,475       12,602,846      34,272,938       4,687,568
Net transfers to the Plan                                               --               --              --       3,205,435
Net assets available for plan benefits:
    Beginning of year                                            2,856,270       73,296,391     139,472,186      21,852,036
                                                                ----------     ------------    ------------    ------------
    End of year                                                  4,927,745       85,899,237     173,745,124      29,745,039
                                                                ==========     ============    ============    ============

                                                              ----------------

                                                              ----------------
                                                              ----------------
                                                               Non-participant
                                                                  directed
                                                              ---------------
                                                                  Employer
                                                                 Stock Fund
                                                              ---------------

Contributions:
    Employer matching contributions                                12,085,881
    Employer contributions made pursuant to
       employee salary reduction agreements                                --
    Rollover contributions                                                 --
                                                              ---------------
                   Total contributions                             12,085,881
Investment income:
    Dividends from Mellon Bank Corporation
       common stock                                                 9,011,274
    Net realized gain and unrealized appreciation
       on Mellon Bank Corporation common stock                     51,944,704
    Collective trust funds income                                          --
    Registered investment companies income                                 --
    Net realized gain (loss) and unrealized appreciation
       (depreciation) on registered investment companies                   --
    Interest income on loans to participants                               --
                                                              ---------------
                   Total investment income (loss)                  60,955,978
Participants' withdrawals                                         (33,304,404)
Net interfund transfers                                            (3,209,097)
                                                              ---------------
                   Net increase (decrease)                         36,528,358
Net transfers to the Plan                                                  --
Net assets available for plan benefits:
    Beginning of year                                             406,480,659
                                                              ---------------
    End of year                                                   443,009,017
                                                              ===============

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

                                                                                             1997
                                                               ----------------------------------------------------------------
                                                                                                 Fund Information
                                                                                 ----------------------------------------------

                                                                                               Participant Directed
                                                                                 ----------------------------------------------

                                                                                                   Dreyfus-       Dreyfus
                                                                                   Loan          Certus Stable   Disciplined
                                                                 Total             Fund           Value Fund      Stock Fund
                                                                 -----             ----           -----------     ----------
Contributions:
    Employer matching contributions                         $    11,491,255             --                 --               --
    Employer contributions made pursuant to
       employee salary reduction agreements                      34,791,524             --            217,319        7,186,207
    Rollover contributions                                        5,862,668             --             98,048        1,129,182
                                                            ---------------     ----------        -----------      -----------
                   Total contributions                           52,145,447             --            315,367        8,315,389
Investment income:
    Dividends from Mellon Bank Corporation
       common stock                                               9,772,505             --                 --               --
    Net realized gain and unrealized appreciation
       on Mellon Bank Corporation common stock                  155,690,813             --                 --               --
    Collective trust funds income                                   276,628             --            276,628               --
    Registered investment companies income                       11,352,535             --                 --          451,836
    Net realized gain (loss) and unrealized appreciation
       (depreciation) on registered investment companies         64,306,114             --                 --       14,597,664
    Interest income on loans to participants                      1,540,595      1,540,595                 --               --
                                                            ---------------     ----------        -----------     ------------
                   Total investment income (loss)               242,939,190      1,540,595            276,628       15,049,500
Participants' withdrawals                                       (71,053,013)    (1,266,425)           (11,157)      (2,793,698)
Net interfund transfers                                                  --      6,316,657          6,634,209        6,249,871)
                                                            ---------------     ----------        -----------     ------------
                   Net increase (decrease)                      224,031,624      6,590,827          7,215,047       26,821,062)
Net assets available for plan benefits:
    Beginning of year                                           645,769,235     13,540,911          1,074,206       44,228,167
                                                            ---------------     ----------        -----------     ------------
    End of year                                                 869,800,859     20,131,738          8,289,253       71,049,229
                                                            ===============     ==========        ===========     ============

                                                                                               1997
                                                            -----------------------------------------------------------------------
                                                                                         Fund Information
                                                            -----------------------------------------------------------------------

                                                                                       Participant Directed
                                                            ------------------------------------------------------------------------
                                                                Dreyfus    Warburg-Pincus        Dreyfus
                                                            Premier Small  International       Institutional            Dreyfus
                                                              Company         Equity            Prime Money            LifeTime
                                                             Stock Fund        Fund             Market Fund           Growth Fund
                                                             ----------        ----             -----------         -------------
Contributions:
    Employer matching contributions                                   --               --                  --                 --
    Employer contributions made pursuant to
       employee salary reduction agreements                    4,834,839        3,071,111           4,399,948          2,773,765
    Rollover contributions                                       598,645          345,899             793,873            627,007
                                                            ------------    -------------      --------------       ------------
                   Total contributions                         5,433,484        3,417,010           5,193,821          3,400,772
Investment income:
    Dividends from Mellon Bank Corporation
       common stock                                                   --               --                  --                 --
    Net realized gain and unrealized appreciation
       on Mellon Bank Corporation common stock                        --               --                  --                 --
    Collective trust funds income                                     --               --                  --                 --
    Registered investment companies income                            --          169,708           4,613,227            399,575
    Net realized gain (loss) and unrealized appreciation
       (depreciation) on registered investment companies       3,566,408         (977,202)                 --          2,053,436
    Interest income on loans to participants                          --               --                  --                 --
                                                             -----------   --------------      --------------       ------------
                   Total investment income (loss)              3,566,408         (807,494)          4,613,227          2,453,011
Participants' withdrawals                                       (661,761)        (392,683)        (21,163,334)          (383,443)
Net interfund transfers                                        3,372,908        1,210,261          (2,074,343)         2,213,055
                                                             -----------   --------------      --------------       ------------
                   Net increase (decrease)                    11,711,039        3,427,094         (13,430,629)         7,683,395
Net assets available for plan benefits:
    Beginning of year                                         13,004,944        8,359,544          88,712,583          6,905,127
                                                             -----------   --------------      --------------       ------------
    End of year                                               24,715,983       11,786,638          75,281,954         14,588,522
                                                             ===========   ==============      ==============       ============


                                                               -------------------------------------------------------------------
                                                                                 -------------------------------------------------

                                                               -------------------------------------------------------------------


                                                               -------------------------------------------------------------------
                                                                                    Dreyfus        Dreyfus
                                                                   Dreyfus         LifeTime        S&P 500        Dreyfus
                                                                  LifeTime        Growth and        Stock       Bond Market
                                                                 Income Fund     Income Fund     Index Fund      Index Fund
                                                                 -----------    ------------    -----------      ----------
Contributions:
    Employer matching contributions                                        --               --            --                --
    Employer contributions made pursuant to
       employee salary reduction agreements                           462,988        3,201,411     7,458,007         1,185,929
    Rollover contributions                                            281,057          525,587     1,238,338           225,032
                                                                 ------------   --------------   -----------    --------------
                   Total contributions                                744,045        3,726,998     8,696,345         1,410,961
Investment income:
    Dividends from Mellon Bank Corporation
       common stock                                                        --               --            --                --
    Net realized gain and unrealized appreciation
       on Mellon Bank Corporation common stock                             --               --            --                --
    Collective trust funds income                                          --               --            --                --
    Registered investment companies income                            142,206        2,458,287     1,941,475         1,176,221
    Net realized gain (loss) and unrealized appreciation
       (depreciation) on registered investment companies              142,928       10,737,775    33,374,450           810,655
    Interest income on loans to participants                               --               --            --                --
                                                                 ------------   --------------   -----------    --------------
                   Total investment income (loss)                     285,134       13,196,062    35,315,925         1,986,876
Participants' withdrawals                                             (88,096)      (3,104,542)   (5,926,691)       (1,150,525)
Net interfund transfers                                               580,953       (9,536,902)   (5,284,507)          203,847
                                                                 ------------   --------------   -----------    --------------
                   Net increase (decrease)                          1,522,036        4,281,616    32,801,072         2,451,159
Net assets available for plan benefits:
    Beginning of year                                               1,334,234       69,014,775   106,671,114        19,400,877
                                                                 ------------   --------------   -----------    --------------
    End of year                                                     2,856,270       73,296,391   139,472,186        21,852,036
                                                                 ============   ==============   ===========    ==============

                                                                 --------------------
                                                                 --------------------
                                                                 --------------------
                                                                    Non-participant
                                                                      directed
                                                                 --------------------


                                                                      Employer
                                                                     Stock Fund
                                                                 ------------------
Contributions:
    Employer matching contributions                                     11,491,255
    Employer contributions made pursuant to
       employee salary reduction agreements                                     --
    Rollover contributions                                                      --
                                                                 -----------------
                   Total contributions                                  11,491,255
Investment income:
    Dividends from Mellon Bank Corporation
       common stock                                                      9,772,505
    Net realized gain and unrealized appreciation
       on Mellon Bank Corporation common stock                         155,690,813
    Collective trust funds income                                               --
    Registered investment companies income                                      --
    Net realized gain (loss) and unrealized appreciation
       (depreciation) on registered investment companies                        --
    Interest income on loans to participants                                    --
                                                                 -----------------
                   Total investment income (loss)                      165,463,318
Participants' withdrawals                                              (34,110,658)
Net interfund transfers                                                 (9,886,009)
                                                                 -----------------
                   Net increase (decrease)                             132,957,906
Net assets available for plan benefits:
    Beginning of year                                                  273,522,753
                                                                 -----------------
    End of year                                                        406,480,659
                                                                 =================

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


(6)  Investments

     Investments of each fund as of December 31, 1998, were as follows:

                                                                                                    Market value
                                                   Number of                             ----------------------------------
                                                    shares                                   Per
                   Fund                            or units               Cost               unit              Total
---------------------------------------        ------------------     --------------     -------------     ----------------
Dreyfus-Certus Stable Value Fund                     6,343,826        $   6,343,826       $  1.00          $     6,343,826
                                                                      --------------                       ----------------
          Total collective trust funds                                    6,343,826                              6,343,826

Dreyfus Institutional Prime
     Money Market Fund                              85,096,304           85,096,304          1.00               85,096,304*

Dreyfus LifeTime Income Fund                           364,483            4,917,716         13.43                4,895,004

Dreyfus LifeTime Growth and
     Income Fund                                     4,882,185           74,654,967         17.38               84,852,377*

Dreyfus LifeTime Growth Fund                         1,075,094           18,137,728         17.67               18,996,913

Dreyfus Premier Small Company
     Stock Fund                                      1,747,475           28,897,887         17.03               29,759,505

Dreyfus Institutional S&P 500
     Stock Index Fund                                6,697,180          106,007,185         25.87              173,256,048*

Dreyfus Disciplined Stock Fund                       3,084,554           91,129,020         37.46              115,547,384*

Dreyfus Bond Market Index Fund                       2,911,526           28,634,005         10.19               29,668,453

Warburg-Pincus International
     Equity Fund                                       793,718           15,692,828         17.79               14,120,235
                                                                      --------------                       ----------------
          Total registered
              investment companies                                      453,167,640                            556,192,223

Employer Stock Fund                                  6,432,081@         120,917,431         68.75@             442,205,569*

Loans to participants                                        -           23,770,795          -                  23,770,795
                                                                      --------------                       ----------------
          Total investments                                           $ 604,199,692                        $ 1,028,512,413
                                                                      ==============                       ================

* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

@ In April of 1999, the Corporation announced a two-for-one split of the Corporation's common stock payable in May 1999. The data reported above does not reflect that split.

                                                                    (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                        December 31, 1998 and 1997


     Investments of each fund as of December 31, 1997, were as follows:

                                                                                                  Market value
                                                   Number of                             --------------------------------
                                                    shares                                   Per
                   Fund                            or units               Cost               unit              Total
--------------------------------------           --------------       --------------     -------------    ---------------
Dreyfus-Certus Stable Value Fund                     8,838,915        $   8,838,915       $  1.00         $   8,838,915
                                                                      --------------                      ---------------
          Total collective trust funds                                    8,838,915                           8,838,915

Dreyfus Institutional Prime
     Money Market Fund                              74,761,733           74,761,733          1.00            74,761,733*

Dreyfus Bond Market Index Fund                       2,164,180           20,907,205         10.00            21,641,796

Dreyfus Basic S&P 500 Stock
     Index Fund                                      6,752,296          100,728,607         20.57           138,894,722*

Dreyfus Disciplined Stock Fund                       2,260,700           62,178,834         31.12            70,352,997*

Dreyfus Premier Small Company
     Stock Fund                                      1,361,461           22,029,283         18.09            24,627,744

Warburg-Pincus International
     Equity Fund                                       682,566           14,081,307         17.01            11,610,446

Dreyfus LifeTime Income Fund                           220,186            2,957,594         12.88             2,835,997

Dreyfus LifeTime Growth and
     Income Fund                                     4,655,721           69,971,450         15.71            73,141,376*

Dreyfus LifeTime Growth Fund                           935,899           15,876,429         15.54            14,543,874
                                                                      --------------                      ---------------
          Total registered
              investment companies                                      383,492,442                         432,410,685

Employer Stock Fund:
     Mellon Bank Corporation
        common stock                                 6,683,729@         106,027,085         60.63@          405,201,071*

Loans to participants                               20,080,747           20,080,747          1.00            20,080,747
                                                                      --------------                      ---------------
          Total investments                                           $ 518,439,189                       $ 866,531,418
                                                                      ==============                      ===============

* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

@ In April 1999, the Corporation announced a two-for-one split of the Corporation's common stock payable in May 1999. The data reported above does not reflect that split.

                                                                    (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


(7)  Reconciliation of Financial Statements and Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                      December 31,
                                                                         ---------------------------------------
                                                                               1998                  1997
                                                                         ------------------    -----------------
             Net assets available for benefits per the
                  financial statements                               $      1,032,814,241        869,800,859
             Amounts allocated to withdrawing
                  participants                                                 (4,179,843)        (3,835,188)
                                                                         ------------------    -----------------
             Net assets available for benefits per the
                  Form 5500                                          $      1,028,634,398        865,965,671
                                                                         ==================    =================

     The following is a reconciliation of benefits paid to participants (i.e., withdrawals) per the financial statements to the Form 5500:

                                                                                     Year ended
                                                                                    December 31,
                                                                                        1998
                                                                                 -------------------
                    Benefits paid to participants per the
                         financial statements                                         71,652,422
                    Add:  Amounts allocated to withdrawing
                         participants at December 31, 1998                             4,179,843
                    Less:  Amounts allocated to withdrawing
                         participants at December 31, 1997                            (3,835,188)
                                                                                 -------------------
                    Benefits paid to participants per the
                         Form 5500                                            $       71,997,077
                                                                                 ===================

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998, but not yet paid as of that date.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

(8)    Plan Merger

       On May 20, 1997, the Board of Directors of the Corporation resolved that The Boston Company Employee Savings Plan (the Savings Plan), a plan maintained by a subsidiary of the Corporation, be merged with and into the Mellon 401(k) Retirement Savings Plan with the Plan being the surviving plan. The plan merger was effective January 1, 1998, and the transfer of the Savings Plan assets in the amount of $33,755,795 occurred in March of 1998.


(9)    Subsequent Event - Fund Conversion

       The Benefits Investment Committee voted to replace the Warburg-Pincus International Equity Fund with the Founders Worldwide Growth Fund as an investment option in the Plan. All balances invested in the Warburg-Pincus International Equity Fund will automatically be transferred to the Founders Worldwide Growth Fund as of April 1, 1999.


(10)   Subsequent Event - Plan Amendment

       The Plan was amended effective April 5, 1999, to allow employees to invest their own pre-tax contributions in the Employee Stock Fund. Also, similar to other investment options, the Employer Stock Fund will now accept loan repayments and allow participants to transfer contributions in and out of the Fund.


(11)   Subsequent Event - Stock Split

       On April 20, 1999, the Corporation announced a two-for-one split of the Corporation's common stock. The two-for-one stock split is being structured as a stock dividend of one additional share of common stock paid on each issued share of common stock. The additional shares resulting from the split will be allocated on May 17, 1999, to shareholders of record at the close of business on May 3, 1999.


(12)   Subsequent Event - Plan Merger

       The Plan Administrator intends to merge the Employee Savings and Profit Sharing Plan of United National Bank into the Mellon Bank 401(k) Retirement Savings Plan in July of 1999. The United National Bank Plan has approximately 300 participants and $10,000,000 in net assets (unaudited).

                                                                      Schedule 1

                                 MELLON 401(K)
                            RETIREMENT SAVINGS PLAN

                                EIN: 25-1233834

                               Plan Number: 001

Item 27(a) - Assets Held for Investment Purposes (at the end of the plan year)

                               December 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
 Column A                    Column B                                    Column C                        Column D         Column E
----------  --------------------------------  ---------------------------------------------------- ---------------- ---------------
              Identity of issue, borrower,                                                                               Current
                lessor or similar party                             Description of investment             Cost            value
            --------------------------------  ---------------------------------------------------- ---------------- ---------------
                                                                      Collective trust funds

   *        Mellon Bank Corporation           Dreyfus-Certus Stable Value Fund                     $      6,343,826       6,343,826
                                                                                                   ---------------- ---------------
                                                                 Registered investment companies

   *        Mellon Bank Corporation           Dreyfus Institutional Prime Money Market Fund              85,096,304      85,096,304
   *        Mellon Bank Corporation           Dreyfus Bond Market Index Fund                             28,634,005      29,759,505
   *        Mellon Bank Corporation           Dreyfus Basic S&P 500 Index Fund                          106,007,185     173,256,048
   *        Mellon Bank Corporation           Dreyfus Disciplined Stock Fund                             91,129,020     115,547,384
   *        Mellon Bank Corporation           Dreyfus Premier Small Company Stock Fund                   28,897,887      29,668,453
   *        Mellon Bank Corporation           Warburg-Pincus International Equity Fund                   15,692,828      14,120,235
   *        Mellon Bank Corporation           Dreyfus LifeTime Income Fund                                4,917,716       4,895,004
   *        Mellon Bank Corporation           Dreyfus LifeTime Growth & Income Portfolio                 74,654,967      84,852,377
   *        Mellon Bank Corporation           Dreyfus LifeTime Growth Fund                               18,137,728      18,996,913

                                                              Total registered investment companies     453,167,640     556,192,223
                                                                                                   ---------------- ---------------
                                                                         Common stock

   *        Mellon Bank Corporation           Mellon Bank Corporation Common Stock                      120,917,431     442,205,569
                                                                                                   ---------------- ---------------
                                                                         Loans

   *        Participant loans                 Participant loans with various rates of interest
                                                from 8.75% to 13.20% and various maturity
                                                dates through 2008                                             0 (1)     23,770,795
                                                                                                   ---------------- ---------------
                                                              Total investments                    $    580,428,897   1,028,512,413
                                                                                                   ================ ===============

(1) The cost of participant loans is $-0- as indicated in the instructions to the Form 5500 - Item 27(a).

* Party-in-interest

                                                                      Schedule 2

                                 MELLON 401(K)
                            RETIREMENT SAVINGS PLAN

                                EIN: 25-1233834

                               Plan Number: 001

          Item 27(d) - Reportable Transactions - Series Transactions

                         Year Ended December 31, 1998

--------------------------------------------------------------------------------
Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

          Identity of                                                                         Number of          Number of
        party involved                             Description of assets                      purchases            sales
--------------------------------   ------------------------------------------------------  ----------------   ----------------
Mellon Bank Corporation            Dreyfus Institutional Prime Money Market Fund                    138                168
Mellon Bank Corporation            Dreyfus Disciplined Stock Fund                                   163                122

                                          Total               Total
          Identity of                  dollar value         dollar value          Net gain
        party involved                 of purchases           of sales           or (loss)
--------------------------------     ------------------   -----------------   -----------------
Mellon Bank Corporation             $    26,864,578          37,199,167                 --
Mellon Bank Corporation                  37,375,407          10,041,795          1,616,574

Note: Columns E (Lease/Rental) and F (Expense Incurred with Transaction) have been omitted because there is no information to report.

                                   Signature
                                   ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon 401(k) Retirement Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                        Mellon 401(k) Retirement Savings Plan

                                   By:  /s/ Steven G. Elliott
                                        ---------------------
                                        Steven G. Elliott
                                        Chief Financial Officer of Mellon
                                        Bank Corporation & Member of the
                                        Corporate Benefits Committee


Date: June 24, 1999